Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this proxy statement/prospectus that is made a part of the Registration Statement (Form S-4) of PolyOne Corporation for the registration of its common stock, and to the incorporation by reference therein of our report dated May 3, 2011, with respect to the balance sheets of the SunBelt Chlor Alkali Partnership as of February 28, 2011 and December 31, 2010 and the statements of income and cash flows for the two months ended February 28, 2011 and for the years ended December 31, 2010 and 2009 included in the Annual Report (Form 10-K) of PolyOne Corporation for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio
December 17, 2012